

June 28, 2010

Richard D. Kinder, Chief Executive Officer
Kinder Morgan Energy Partners, L.P.
Kinder Morgan Management, LLC
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan Energy Partners, L.P.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed April 30, 2010**
> **File No. 1-11234**
>
> **Kinder Morgan Management, LLC**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 1-16459**

Dear Mr. Kinder:

We have reviewed your response dated June 11, 2010 to our letter dated June 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Possible Annual Cash Bonus (Non-Equity Cash Incentive), page 95

1. We note your response to comment 9 in our letter dated June 7, 2010, and your response that you will disclose in future Form 10-Ks more explicitly whether the performance targets were met. However, it is still unclear how you calculated the annual cash incentives for each executive officer and how you intend to disclose this in future filings by providing us with your proposed revisions. Please provide us your proposed disclosure, and for each executive officer quantify as applicable, the target and actual cash distributions per common unit achieved by Kinder Morgan Energy Partners, L.P., the target and actual free cash flow target achieved by Kinder Morgan, Inc., and the formula applied to calculate the annual cash bonus paid. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. In your response, you state that the committee considered other factors in the amount of bonus paid and also considered performance in a subjective manner. Please disclose whether the bonuses were adjusted and, if so, explain in greater detail how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K. You may wish to present this information in tabular format.

Risks Associated With Compensation Practices, page 101

2. We note your response to comment 11 in our letter dated June 7, 2010. We note that in your "judgment" your compensation policies and practices for all persons necessary for the operation of your business do not create risks that are reasonably likely to have a material adverse effect on your position, results of operations, or cash flows. However, please describe the process you used to reach this conclusion, rather than just describing the standard you applied to reach your conclusion.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director